FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the month of June 2004

Commission File Number: 000-30683


                               VERB EXCHANGE, INC.
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                 (Translation of Registrant's name into English)

 Suite 908, 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
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                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F    X                Form 40-F
                             -----                         -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                        Yes                        No   X
                            -----                     -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-____________



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     The Company reports the appointment of Jon Fullenkamp as the Company's new
President and Chief Executive Officer. With over 25 years of cross-industry executive leadership experience, Mr. Fullenkamp successfully built CFN, a continental transportation support service network linking client company resources through advanced computerized satellite/wireless communication devices, from start-up to $US 3.5 billion in sales. For the last six months, Mr. Fullenkamp has been Verb's Master Agent in the United States Southwest. Verb's founder, Nat Lineham, will continue as the Company's Executive Chairman, and Jeff Durno will continue in the role of Vice-Chairman.

     The Company now anticipates filing its audited December 31, 2004 annual financial statements with the TSX-V on or before Tuesday June 22, 2004 and its March 31, 2004 interim statements on or before Friday, June 25, 2004. Under the current management cease trade order, certain current and former directors, officers and insiders continue to be restricted from trading in securities of Verb until the financial statements are brought up to date and the order is lifted. Due to the delay in filing its financial statements, the Company's Annual General Meeting, currently scheduled for June 24, has been postponed until Friday, July 23, 2004.




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            VERB EXCHANGE INC.


Date: June 21, 2004                         By:    /s/  David Ebert
                                                 -------------------------------
                                                 DAVID EBERT,
                                                 Senior Vice-President,
                                                 Corporate Affairs